August 11, 2008

Submitted on EDGAR under "CORRESP"

Ms. Katherine Wray

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Quality Systems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 7, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.

File No. 001-12537

Dear Ms. Wray:

We are providing the following responses to the comments contained in Nicholas Panos's letter dated August 11, 2008, regarding the subject filing, on behalf of the filing persons. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.

General

1.         In light of your responses to prior comments 1 and 2 from our letter of August 4, 2008, we believe the following statements in your revised proxy statement should be expressly recharacterized as statements of belief or opinion:

▪	"The Chairman controls the Nominating Process," page 5
▪	"As the Company's preliminary proxy materials describe, Mr. Razin has continued to cause the Board and board committees to do his bidding," page 10;
▪	"The Chairman uses compensation as a means of exerting influence over the Board and management," page 12;

Ms. Katherine Wray	-2-	August 11, 2008

▪	The Chairman invokes the deadlock mechanism as a means of controlling the nominating and compensation processes," page 12; and
▪	"The present Board . . . is totally incapable of standing up to Mr. Razin," page 13.

Please revise your filing accordingly; or advise as to why you believe it is unnecessary to do so.

Response: The statements identified above have been modified to indicate that they are the belief or opinion of Mr. Hussein.

Board Governance Issues. page 8

2.        As previously requested in prior comment 7 from our letter of August 4, 2008, please advise, with a view toward providing more balanced disclosure in your filing as it relates to Mr. Razin's "control" over the board meetings and minutes, whether directors other than Mr. Razin introduce matters for consideration at meetings and comment upon and/or sign the board minutes.

Response: Mr. Razin is normally the only director who signs board minutes. Comments by Messrs. Fawzy, Hoffman, and Hussein regarding draft board minutes are routinely disregarded and not incorporated prior to approval at subsequent meetings. The board minutes are usually approved by a vote of six to three, with Messrs. Fawzy, Hoffman, and Hussein voting against adoption of the minutes.

Mr. Razin prepares the agenda for all board meetings. Other board members can submit items to Mr. Razin for inclusion in the agenda. But Mr. Razin on numerous occasions surprised other directors by proposing important resolutions (prepared in advance by counsel) without any notice or agenda item.

The following language has been added to the discussion of board governance issues on page 8 in response to comment 2: "While other directors may introduce matters for discussion by the Board by submitting them to Mr. Razin in advance for inclusion on the agenda, Mr. Razin has on many occasions raised important matters at meetings without notice or an agenda item, even when he has time to prepare resolutions in advance of the meeting."

Ms. Katherine Wray	-3-	August 11, 2008

Proposal No. 3 Amend Bylaws to Change Definition of Independent Director. page 21

Statement of Support. page 21

3.        You confirmed in your response to prior comment 12 from our letter of August  4, 2008, that the definition of "independent director" adopted by the Quality Systems' board in May 2007 mirrored the definition included in the Nasdaq Marketplace Rules as revised by Nasdaq in 2006. Please revise your filing to make the foregoing clear. We note, for example, that it is not clear from the revised disclosure on page 22 that the May 2007 amendment by the company was made subsequent to a similar amendment of the Nasdaq Marketplace Rules.

Response: The following language has been added to the discussion of the May 2007 amendment: "Although this relaxation of the dollar threshold from $60,000 to $100,000 did follow a similar change to the applicable minimum standards required by Nasdaq Marketplace Rule 4200(a)(15), the Board was not provided advance notice of the proposed modification in order to consider whether changing to this minimum standard was advisable. In addition, the May 2007 amendments made it possible to deem Mr. Razin an independent director, because those amendments changed a provision that had prevented all 'officers' from being considered independent to now provide that executive officers would not be independent. Mr. Razin, as Chairman, is considered an officer under the bylaws, and under the independence standards prior to the amendments he was not eligible to be considered independent. Although the change mirrored the minimum requirements of Nasdaq Marketplace Rule 4200(a)(15), neither the details of the change nor the consequences were shared with the Board. The Board was simply told that changes would be made to conform with Nasdaq rule changes."

Please feel free to call me at (503) 205-2562 or my co-counsel, Spencer L. Schneider at (212) 233-7400, if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ Abraham J.B. Cable

Abraham J.B. Cable